UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	July 15, 2009	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

 (a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

ANNOUNCEMENT IN RELATION TO FUEL HEDGING ACTIVITIES

This announcement is made by China Eastern Airlines Corporation Limited pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 27 February 2009, China Eastern Airlines Corporation Limited (the “Company”) issued an announcement in relation to its fuel hedging activities setting out a sensitivity analysis conducted on the fair value of its fuel hedging contracts as of 31 December 2009.

Since the first half of 2009, the international oil price continued to fluctuate with an upward trend. The closing price of the West Texas Intermediate (WTI) crude oil on the New York Mercantile Exchange on 30 June 2009 was US$69.89 per barrel, representing an increase of 56.70% compared to the price of US$44.60 per barrel on 31 December 2008, which is beyond the scope of oil price fluctuation as specified in the Company’s announcement dated 27 February 2009. It is expected that the oil price movement in the futures market, volatility rate of oil price, convergence rates and other parameters adopted in evaluating the fair value of the fuel hedging contracts have changed due to the changes in market conditions.

In order to disclose the impact of the change in oil price on the fair value loss/gain arising from the fuel hedging activities of the Company in 2009, at the request of the Shanghai Stock Exchange, the Company sets out below again the sensitivity analysis of the fair value of the fuel hedging contracts as of 31 December 2009, which is based on the major parameters adopted by the Company in evaluating the fair value of the fuel hedging contracts as of 30 June 2009, conducted in accordance with the amount and prices of the contracts of the Company as of 30 June 2009 and after taking into consideration the impact of actual settlement of the fuel hedging contracts for the second half of 2009:

Change in WTI closing price as compared to that as of 30 June 2009 and corresponding price (US$ per barrel)	Decrease in the book fair value as of 31 December 2009 as compared to that as of 31 December 2008 (in RMB million)
30% (90.86)	6,263
20% (83.87)	5,865
10% (76.88)	5,382
-10% (62.90)	4,053
-20% (55.91)	3,126
-30% (48.92)	2,039

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Investors are reminded that the above sensitive analysis is based on the assumption of the forward fuel price curve of the futures market and volatility rate of fuel price, etc, as adopted by the Company in evaluating the fair value of the fuel hedging contracts as at 30 June 2009, and also taking into account the decrease in the rest of the contacting period. Therefore, it is likely that the projection may, to a certain extent, be different from the actual situation on 31 December 2009. Accordingly, the actual fair value of fuel hedging contracts on 31 December 2009 may differ from the results of the above analysis. As at 30 June 2009, the amount of the change in the fair value of the fuel hedging contracts of the Company, after deducting the actual settlement, has an impact as to approximately RMB2,740 million (unaudited) on the profit of the interim report of the Company. For final financial information of the Company, please refer to the relevant periodic financial reports of the Company.

Shanghai Securities News（上海證券報）and China Securities Journal （中國證券報）are the designated press of the Company for disclosure of information and any information published by the Company in the said press shall prevail. Investors are advised to be cautious and take note of the risk associated with the investment.

By order of the board of directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
15 July 2009

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